PROSPECTUS SUPPLEMENT

(To Prospectus dated October 26, 2004)

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-102351

428,396 Shares of Common Stock

We are offering all of the 428,396 shares of common stock covered by this prospectus supplement at a price of $8.17 per share to one party in order to satisfy a contractual payment obligation we propose to undertake with that party. We will not receive any cash proceeds from this offering.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” On October 28, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $9.85 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5 OF THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 29, 2004.

THE OFFERING

We have a Bioprocessing Services Agreement with Diosynth RTP, Inc., dated May 16, 2001, as amended, which provides for the scale-up to commercial manufacturing quantities of the antigen used in Provenge. We propose to enter into an amendment, dated October 29, 2004, to that agreement by which Diosynth will perform studies to verify the manufacturing process for the antigen and will manufacture the antigen at commercial scale to validate the manufacturing process. We propose to make the initial $3.5 million payment that would be required by this amendment by offering and issuing Diosynth 428,396 shares of our common stock, valued at $8.17 per share, pursuant to this prospectus supplement and the accompanying prospectus. That price represents the average closing price of our stock over the 10 trading days preceding the date of the amendment. In the amended agreement, Diosynth will agree to a lock-up provision providing that, for a period of 90 days from October 29, 2004, Diosynth will not offer or sell or agree to or permit any sale or other disposition of the common stock acquired under the amended agreement. After that lock-up period, the stock may be resold by Diosynth without restriction.

PROCEEDS

We will not receive any cash proceeds from this offering, although this issuance of stock to Diosynth will satisfy our $3.5 million initial payment obligation to Diosynth under the amended agreement.

PLAN OF DISTRIBUTION

We will issue and sell shares of common stock directly to the purchaser in this offering.

PROSPECTUS

$75,000,000

COMMON STOCK

This prospectus and the accompanying prospectus supplement will allow us to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $75,000,000. This means:

•	we will provide this prospectus and a prospectus supplement each time we sell the common stock;

•	the prospectus supplement will inform you about the specific terms of that offering and may also add, update or change information contained in this prospectus; and

•	you should read this prospectus and the prospectus supplement carefully before you invest in our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” On October 25, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $7.61 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 5.

THIS PROSPECTUS MAY NOT BE USED TO SELL ANY OF THE COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

The common stock may be sold directly by us to purchasers, to or through underwriters or dealers designated from time to time, or through agents designated from time to time. For additional information on the methods of sale, you should refer to “Plan of Distribution” in this prospectus and to the accompanying prospectus supplement. If any underwriters are involved in a sale of the common stock, their names and any applicable commissions or discounts will be set forth in a prospectus supplement. Any net proceeds we expect to receive from a sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2004.

You should rely only on the information contained or incorporated by reference into this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the shares of common stock to be sold by this prospectus and the prospectus supplement in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Dendreon®, the Dendreon logo, DACS® , Provenge® , Mylovenge™ , Myezenium™, Neuvenge™ , Neuzenium™ , Prozenium™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus or any related prospectus supplement are the property of their owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf “ registration process. Under this shelf registration process, we may sell common stock over time in one or more offerings up to a total dollar amount of $75,000,000. As of the date of this prospectus, we have previously sold common stock pursuant to that registration statement in a total amount of approximately $30,750,000. Each time we sell the common stock, we will provide a prospectus supplement that will contain more specific information about the terms of the offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement. You should carefully read this prospectus and the prospectus supplement, together with the documents to which we refer you under “Where You Can Find Additional Information” in this prospectus, before you invest in our common stock.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus and the accompanying prospectus supplement or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	our ability to develop safe and efficacious vaccines and other therapeutic products;

•	our ability to complete and achieve positive results in clinical trials;

•	our ability to comply with existing and future regulations affecting our business and obtain regulatory approvals for our products that are under development;

•	our ability to develop the infrastructure necessary to commercialize our products that are under development;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our ability to enter into collaboration agreements in the future and to maintain our existing collaborations and achieve milestones or otherwise be successful under them;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors at all or at acceptable levels;

•	our expectations and estimates concerning our future operating and financial performance, ability to finance our business and financing plans;

•	our dependence on single-source vendors for some of our components;

•	our ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

•	our reliance on corporate collaborators for research and development, manufacturing, clinical trial management and other activities, and technology licenses;

•	the impact of competition and technological change on our business;

•	our ability to recruit and retain key personnel;

•	anticipated trends in our business;

•	other risk factors set forth under “Risk Factors” in this prospectus and any risk factors set forth in the accompanying prospectus supplement; and

•	other factors set forth under captions such as “Risk Factors” or “Factors that May Affect Our Results of Operations and Financial Condition” contained in our future filings made with the Securities and Exchange Commission which are incorporated by reference in this prospectus.

In addition, in this prospectus and the prospectus supplement and the documents incorporated by reference into this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” “continue,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OUR BUSINESS

Dendreon Corporation is focused on the discovery and development of novel products for the treatment of cancer. Our product pipeline includes therapeutic vaccines, monoclonal antibodies, and small molecule product candidates. The product candidates most advanced in development are therapeutic vaccines designed to stimulate a patient’s immune system for the treatment of cancer. Provenge(r), our therapeutic vaccine for the treatment of prostate cancer, has advanced to Phase 3 clinical trials, the final stage of product development.

Provenge

Provenge is our therapeutic vaccine being developed for the treatment of prostate cancer. Prostate cancer is the most common solid tumor malignancy in men in the United States, with over one million men currently diagnosed with the disease.

We are currently conducting a pivotal, randomized, double blind, placebo-controlled Phase 3 clinical trial of Provenge, D9902B, at approximately 70 centers in the United States. This trial is designed to test the safety and efficacy of Provenge in men with asymptomatic, metastatic, androgen independent prostate cancer whose cancer has a Gleason score of 7 or less. We have received an agreement under a Special Protocol Assessment, or SPA, from the Food and Drug Administration, or FDA, for D9902B. We also received Fast Track designation for Provenge from the FDA for metastatic, asymptomatic androgen independent prostate cancer.

If D9902B is successful in meeting its specified endpoints and we otherwise satisfy FDA requirements, we are on track to obtain approval from the FDA to market Provenge in 2006. We are currently in discussions with potential collaborators for the continued development and commercialization of Provenge. We have not established a timeline for completion of those discussions.

Other Therapeutic Vaccines

APC8024 is our investigational therapeutic vaccine for the treatment of patients with breast, ovarian and other solid tumors expressing HER2/neu. We are presently designing Phase 2 trials of APC8024 in women with metastatic breast cancer. We also have therapeutic vaccines for the treatment of other cancers in preclinical research and development.

Preclinical Research and Development

In addition to our therapeutic vaccines, we have monoclonal antibody and small molecule product candidates in preclinical research and development. These include monoclonal antibody and small molecule product candidates directed against trp-p8, a cancer-specific ion channel, which we are pursuing in collaboration with Genentech, Inc., and a monoclonal antibody program that targets HLA-DR. In addition, we have collaborations with Abgenix focused on the development of monoclonal antibodies to a membrane-bound serine protease target, and with Dyax for the development of monoclonal antibody, small protein and peptide inhibitors for two endotheliase enzymes.

Our executive offices are located at 3005 First Avenue, Seattle, Washington 98121, and our telephone number is (206) 256-4545. Our Internet web site address is www.dendreon.com. The contents of our web site are not part of this prospectus, and the reference to our web site does not constitute incorporation by reference into this prospectus of the information contained at that site.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the risk factors described below and any risk factors described in the accompanying prospectus supplement and the other information contained or incorporated by reference into this prospectus before investing in our common stock. The risks and uncertainties described below and in the prospectus supplement and documents incorporated by reference into this prospectus are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the risks described below or in the prospectus supplement or in documents incorporated by reference into this prospectus actually occur, our business, results of operations and financial condition could be materially and adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.

We have a history of operating losses. We expect to continue to incur losses, and we may never become profitable.

As of June 30, 2004, we had an accumulated deficit of $172.6 million. We do not have any products that generate material revenue from product sales or royalties. Operating losses have resulted principally from costs incurred in research and development programs and from general and administrative expenses in support of operations, clinical trial expenses and marketing expenses. We do not expect to achieve significant product sales or royalty revenue for several years, and we may never do so. We expect to incur additional operating losses in the future, and these losses may increase significantly as we continue preclinical research and clinical trials, apply for regulatory approvals, develop our product candidates, expand our operations and develop the infrastructure to support commercialization of Provenge and our other potential products. These losses, among other things, have caused and may cause our stockholders’ equity and working capital to decrease. We may not be successful in obtaining regulatory approval and commercializing our product candidates, and our operations may not be profitable even if any of our product candidates are commercialized.

Our nearer-term prospects are highly dependent on Provenge, our lead product candidate. If we do not successfully complete our current Phase 3 clinical trial for Provenge, the FDA fails to approve Provenge for commercialization or, if approved by the FDA, we fail to successfully commercialize Provenge, our business would be harmed and our stock price would likely fall.

Our most advanced product candidate is Provenge, a therapeutic vaccine for the treatment of prostate cancer. Provenge is currently being tested in a pivotal Phase 3 clinical trial, D9902B. Our first Phase 3 clinical trial for Provenge, D9901, did not meet its main objective of showing a statistically significant delay in the median time to disease progression in the overall patient population in the study. The trial results did, however, identify a group of patients who benefited from treatment with Provenge. Although we have entered into an agreement under a Special Protocol Assessment with the FDA for our current pivotal trial and have received Fast Track designation for Provenge from the FDA, our obtaining FDA approval of Provenge depends on, among other things, our successful completion of D9902B with favorable results and in accordance with the agreed upon protocol. We might fail to successfully follow the protocol or complete this pivotal trial or we may experience material delays in completing it. In addition, the data from this pivotal Phase 3 trial might not be sufficient to support approval by the FDA of Provenge or we may not be successful in meeting other requirements for approval of Provenge by the FDA. Even if we receive FDA approval of Provenge, we might not be successful in commercializing Provenge. We may not be successful in commercializing Provenge for any one or more of a number of reasons including lack of market acceptance of Provenge, the inability to price or obtain third party reimbursement for Provenge at levels that provide adequate profitability, difficulties in meeting market demand, or difficulties in developing, maintaining or expanding the necessary commercial infrastructure. If any of these things occur, our business would be harmed and the price of our common stock would likely fall.

If we fail to enter into collaboration agreements for our product candidates, if they are needed, we may be unable to commercialize them effectively or at all.

To successfully commercialize Provenge, our potential product most advanced in development, we will need substantial financial resources, and we will need to develop or access expertise and physical resources and systems, including cell processing centers, a distribution network, an information technology platform and sales and marketing and other resources that we currently do not have. We may elect to develop some or all of these physical resources and systems and expertise ourselves or we may seek to collaborate with another biotechnology or pharmaceutical company which will provide some or all of such physical resources and systems as well as financial resources and expertise.

We are currently in discussions for a possible collaboration with respect to Provenge with potential collaborators who may provide us with financial and physical resources, systems and expertise. Such collaborations are complex, and our discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for such a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the results of our first Phase 3 clinical trial of Provenge and the potential results of our current pivotal Phase 3 clinical trial of Provenge, the potential market for Provenge, the costs and complexities of manufacturing and delivering Provenge to patients, the potential of competing products, and industry and market conditions generally. If we were to determine that a collaboration for Provenge is necessary and were unable to enter into such a collaboration on acceptable terms, we might elect to delay or scale back the commercialization of Provenge in order to preserve our financial resources or to allow us adequate time to develop the required physical resources, systems and expertise ourselves.

If we enter into a collaboration agreement we consider acceptable, the collaboration may not proceed as quickly, smoothly or successfully as we plan. The risks in a collaboration agreement for Provenge include the following:

•	the collaborator may not apply the expected financial resources or required expertise in developing the physical resources and systems or other systems necessary to successfully commercialize Provenge;

•	the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of Provenge reach their full potential;

•	disputes may arise between us and a collaborator that delay the commercialization of Provenge or adversely affect its sales or profitability; or

•	the collaborator may independently develop, or develop with third parties, products that could compete with Provenge.

The occurrence of any of these events could adversely affect the commercialization of Provenge by delaying the date on which sales of the product may begin if it is approved by the FDA, by slowing the pace of growth of such sales, by reducing the profitability of the product or by adversely affecting the reputation of the product in the market. In addition, a collaborator for Provenge may have the right to terminate the collaboration at its discretion. Any termination may require us to seek a new collaborator, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back the commercialization efforts.

We may choose to enter into collaboration agreements for one or more of our other product candidates. With respect to a collaboration for Provenge or any of our other product candidates, we are dependent on the success of our collaborators in performing their respective responsibilities and the continued cooperation of our collaborators. Our collaborators may not cooperate with us to perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise between us and our collaborators that delay the development and commercialization of our product candidates. Problems with our collaborators, such as those mentioned above, could have an adverse effect on our business and stock price.

We have a collaboration with Genentech for the research, development and commercialization of potential therapies targeting trp-p8. We also have collaborations with Abgenix for the research, development and commercialization of monoclonal antibodies for two selected antigens from our portfolio of serine proteases, and Dyax for the research, development and commercialization of cancer therapeutics focused on serine protease inhibitors. Each of these collaborations involve potential products that are at the preclinical stage of development, and we believe the risks described above that are associated with later stage products are less likely to materially impact us if they occur. To date, we have not experienced difficulties with these collaborations that have had a material negative effect on our business or research and product development efforts, and we have not been negatively affected by consolidations involving potential collaborators. However, it is possible that we could encounter difficulties with these collaborators in the future that could have a material adverse effect on our business.

We may require additional funding, and our future access to capital is uncertain.

It is expensive to develop and commercialize therapeutic vaccines, monoclonal antibodies, small molecules and other new products. We plan to continue to simultaneously conduct clinical trials and preclinical research for a number of product candidates, which is costly. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Once commercialized, our products may not achieve revenues that exceed the costs of producing and selling these products. Our capital and future revenues may not be sufficient to support the expenses of our operations, the development of commercial infrastructure, the costs of sales and the conduct of our clinical trials and preclinical research. We may need to raise additional capital to:

•	fund operations;

•	conduct clinical trials;

•	continue the research and development of our therapeutic product candidates; and

•	commercialize our product candidates.

We believe that our cash on hand, including our cash equivalents and short-term investments and cash generated from our collaborative arrangements will be sufficient to meet our projected operating and capital requirements for at least the next 21 months. However, we may need additional financing within this time frame depending on a number of factors, including the following:

•	the costs of developing the physical resources and systems to support FDA approval of Provenge;

•	the costs of preparing an application for FDA approval of Provenge, if we seek such approval;

•	our timetable for and costs of scaling up manufacturing;

•	our timetable and costs for the development of marketing operations and other activities related to the commercialization of Provenge and our other product candidates;

•	our degree of success in our Phase 3 trial of Provenge, D9902B, and in clinical trials of our other products;

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the amount and timing of milestone payments we receive from collaborators;

•	the emergence of competing technologies and other adverse market developments; and

•	obtaining and maintaining collaboration and licensing arrangements.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may have to delay, reduce or eliminate our clinical trials and our development programs. If we raise additional funds by issuing equity securities, including pursuant to the shelf registration statement of which this prospectus is a part, further dilution to our existing stockholders will result.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

A number of factors, including unexpected delays in the initiation of clinical sites, slower than projected enrollment of eligible patients, competition with other ongoing clinical trials for clinical investigators or eligible patients, scheduling conflicts with participating clinicians, limits on manufacturing capacity and failure of doses of Provenge to meet required standards may cause significant delays in the completion of our clinical trials. We may not complete our pivotal clinical trial of Provenge or commence or complete clinical trials involving any of our other product candidates when projected or may not conduct them successfully.

We rely on academic institutions, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner.

If we fail to complete our pivotal Phase 3 trial of Provenge or if we experience material delays in completing that trial as currently planned, or we otherwise fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, our ability to conduct our business as currently planned could materially suffer. Our development costs will increase if we experience any future delays in our clinical trials of Provenge or other potential products or if we need to perform more or larger clinical trials than we currently plan. If the delays or costs are significant, our financial results and our ability to commercialize our product candidates will be adversely affected.

In April 2002, the FDA placed our D9902A (the predecessor to D9902B) study of Provenge on partial clinical hold and required us to provide additional information regarding the identity and functionality of Provenge. We submitted additional information, and the FDA lifted the partial hold in October 2002. During this period we were permitted to continue treating patients already enrolled in the trial, but could not enroll new patients in D9902A.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product.

Our product candidates in clinical trials must meet rigorous testing standards. We must demonstrate the safety and efficacy of our potential products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our potential products, including the following:

•	safety and efficacy results from human clinical trials, such as our Provenge trials, may not be replicated in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing relevant information, including preclinical testing or human clinical trial results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising, including Provenge, APC8024, trp-p8 and our monoclonal antibody programs;

•	we, our collaborators or regulators may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks or for other reasons; and

•	the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive, takes many years, and the outcome is uncertain. D9901, our first Phase 3 clinical trial of Provenge, did not meet its main objective of showing a statistically significant delay in the median time to disease progression in the overall patient population in the study. Although the analysis identified a group of patients who were benefited by treatment with Provenge, we may not obtain favorable results from the clinical study of more patients in this group in our pivotal Phase 3 trial, D9902B, or those results may cause the FDA to require additional studies. Data from our clinical trials may not be sufficient to support approval by the FDA of our potential products. The clinical trials of Provenge or our other product candidates may not continue or be completed as planned, and the FDA may not ultimately approve any of our product candidates for commercial sale. If we fail to demonstrate the safety or efficacy of a product candidate under development, this will delay or prevent regulatory approval of that product candidate, which could prevent us from achieving profitability.

Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or cause us or the FDA to halt clinical trials related to any of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all target indications. We, our collaborators or the FDA may suspend or terminate clinical trials at any time, which would adversely affect our business.

Commercialization of our product candidates in the United States requires FDA approval, which may not be granted, and foreign commercialization requires similar approvals.

The FDA can delay, limit or withhold approval of a product candidate for many reasons, including the following:

•	a product candidate may not demonstrate sufficient safety or efficacy;

•	the FDA may interpret data from preclinical testing and clinical trials in different ways than we interpret the data or may require data that is different from what we obtained in our clinical trials;

•	the FDA may require additional information about the safety, purity, stability, identity or functionality of a product candidate;

•	the FDA may not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators; and

•	the FDA may change its approval policies or adopt new regulations.

The FDA also may approve a product for fewer indications than are requested or may condition approval on the performance of post-marketing clinical studies. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. Any product and its manufacturer continues to be subject to strict regulations after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for many of the same reasons. A significant delay in or failure to receive approval for any of our product candidates could materially harm our business and reduce our stock price.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other investigational therapeutic vaccines are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other therapeutic vaccine products under development.

To date, the FDA has not approved for commercial sale in the United States any therapeutic vaccine designed to stimulate the body’s immune system to kill cancer cells directly. Consequently, there is no precedent for the successful commercialization of products based on our technologies in this area. In addition, we have had only limited experience in filing and pursuing the applications necessary to gain regulatory approvals for marketing and commercial sale, which may impede our ability to obtain FDA approvals. We will not be able to commercialize any of our potential products until we obtain FDA approval. Therefore, any delay in obtaining, or inability to obtain, FDA approval could harm our business.

We must comply with extensive regulation, which is costly, time consuming and may subject us to unanticipated delays. Even if we obtain regulatory approval for the commercial sale of any of our product candidates, those product candidates may still face regulatory difficulties.

Our activities, including preclinical studies, clinical trials, cell processing and manufacturing, are subject to extensive regulation by the FDA and comparable authorities outside the United States. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a potential product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may invalidate the studies and require that we replicate those studies.

An investigational new drug application, or IND, must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA requests an extension to review the application, or raises concerns or questions about the design of the trials as described in the application. In the latter case, any outstanding concerns must be resolved with the FDA before clinical trials can proceed. Thus, the submission of an IND may not result in FDA authorization to commence clinical trials in any given case. After authorization is received, the FDA retains authority to place the IND, and clinical trials under that IND, on clinical hold.

We, and third-parties on whom we rely to assist us with clinical trials, are subject to extensive regulation by the FDA in the design and conduct of clinical trials. Also, investigational products in clinical trials must be manufactured in accordance with a series of complex regulations called current Good Manufacturing Practice, or cGMP. Other products used in connection with our clinical trials must be manufactured in accordance with regulations called the Quality Systems Regulations, or QSR. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of our investigational products. We and third-parties with whom we contract for manufacturing and cell processing must comply with cGMP or QSR, as applicable. Our facilities and quality systems and potentially the facilities and quality systems of our third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge or any of our other potential products. In addition, the FDA may, at any time, audit our clinical trials or audit or inspect a manufacturing or cell processing facility involved with the production of Provenge or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. If any such inspection or audit identifies a failure to comply with applicable regulations, the FDA may require remedial measures that may be costly and/or time consuming for us or a third-party to implement and that may include the temporary or permanent suspension of a clinical trial or the temporary or permanent closure of a facility. The FDA may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Any such remedial measures imposed upon us or third-parties with whom we contract could harm our business.

If we are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be subject to criminal prosecution, fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory, the FDA may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to fulfill. In addition, if we or others identify side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required.

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner, which may diminish or eliminate the commercial success of any products we may commercialize.

Competition in the cancer therapeutics field is intense and is accentuated by the rapid pace of technological development. We anticipate that we will face increased competition in the future as new companies enter our markets. Research and discoveries by others may result in breakthroughs that render Provenge or our other potential products obsolete even before they begin to generate any revenue.

There are products currently under development by others that could compete with Provenge or other products that we are developing. For example, AVI BioPharma, Inc., Cell Genesys, Inc. and Therion Biologics are each developing prostate cancer vaccines that could potentially compete with Provenge. AVI BioPharma and Therion are in Phase 2 clinical trials of their prostate cancer vaccines. Cell Genesys has completed Phase 2 clinical trials of its prostate cancer vaccine and has initiated Phase 3 trials. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors and gene therapies for cancer are also under development by a number of companies and could potentially compete with Provenge and our other product candidates. A chemotherapeutic, Taxotere, was recently approved by the FDA for the therapeutic treatment of metastatic androgen independent prostate cancer, the stage of the disease in which Provenge is being studied in D9902B.

Some of our competitors in the cancer therapeutics field have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. If our products receive marketing approval, but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

Market acceptance of our product candidates, if any, is uncertain.

Even if our potential products are approved and sold, physicians may not ultimately use them or may use them only in applications more restricted than we expect. Physicians will only prescribe a product if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial and preferable to other products then in use. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing, the views of thought leaders in the medical community, and reimbursement by third-party payors.

Failure to retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

We depend, to a significant extent, on the efforts of our key employees, including senior management and senior scientific, clinical, regulatory and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available. We depend upon our scientific staff to discover new product candidates and to develop and conduct preclinical studies of those new potential products. Our clinical and regulatory staff is responsible for the design and execution of clinical trials in accordance with FDA requirements and for the advancement of our product candidates toward FDA approval. The quality and reputation of our scientific, clinical and regulatory staff, especially the senior staff, and their success in performing their responsibilities, may directly influence the success of our product development programs. In addition, our Chief Executive Officer and other executive officers are involved in a broad range of critical activities, including providing strategic and operational guidance. The loss of these individuals, or our inability to retain or recruit other key management and scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our business objectives. We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete development of Provenge, develop the necessary commercial infrastructure, and pursue development of our other product candidates. We will need to add manufacturing, quality control, quality assurance, marketing and sales personnel, and personnel in all other areas of our operations and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage growth in our personnel and capabilities, we must, among other things:

•	recruit, train, manage and motivate our employees;

•	accurately forecast demand for our product candidates; and

•	expand existing facilities, and operational, financial and management information systems.

If we fail to manage our growth effectively, our product development and commercialization efforts could be curtailed or delayed.

We have no commercial or other large-scale manufacturing experience and may rely on third-party manufacturers, which will limit our ability to control the availability of, and manufacturing costs for, our products.

To be successful, our products must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements and at an acceptable cost. We have no commercial or other large-scale manufacturing experience. We may rely on third-parties for certain aspects of the commercial and clinic trial manufacture of our products. A limited number of contract manufacturers are capable of manufacturing the components of Provenge. If we cannot contract for large-scale manufacturing capabilities that we require on acceptable terms, or if we encounter delays or difficulties with manufacturers and cannot manufacture the contracted components ourselves, we may not be able to conduct clinical trials as planned or to market and sell our products.

It may be difficult or impossible to economically manufacture our product candidates on a commercial scale. We have contracted with Diosynth RTP, Inc. to assist us in the scale-up to commercial level production of the antigen used in the manufacture of Provenge. We cannot be certain that this contract will result in our ability to produce the antigen for Provenge on a commercial scale, if Provenge is approved for commercial sale.

We operate a facility for cell processing, and we also contract with third-parties to provide cell processing services. These facilities may not be sufficient to meet our needs for our Provenge and other clinical trials. To manufacture any of our potential products in commercial quantities ourselves, we will require substantial additional funds and will be required to hire and train a significant number of employees, construct additional facilities and comply with applicable regulations for these facilities, which are extensive. We may not be able to develop production facilities that both meet regulatory requirements and are sufficient for our clinical trials or for commercial use.

We are dependent on single source vendors for some of our components.

We currently depend on single-source vendors for some of the components necessary for our vaccine candidates, including Provenge. There are, in general, relatively few alternative sources of supply for these components. While these vendors have produced our vaccine components with acceptable quality, quantity and cost in the past, they may be unable or unwilling to meet our future demands. Establishing additional or replacement suppliers for these components could take a substantial amount of time and it may be difficult to establish replacement vendors who meet regulatory requirements. If we have to switch to a replacement vendor, the manufacture and delivery of our vaccines could be interrupted for an extended period, adversely affecting our business.

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

We invent and develop technologies that are the basis for or incorporated in our potential products for which we seek to obtain patent protection. Our issued patents and pending patent applications relate to the antigens, serine proteases, compounds, and other biologic matter around which our product candidates are constructed, as well as the methods and processes for manufacturing those product candidates. Our patent applications are in various stages of processing. We expect that we will continue to file and prosecute patent applications and that our success depends in part on our ability to establish and defend our proprietary rights in the technologies that are the subject of issued patents and patent applications.

The fact that we have filed a patent application, or that a patent has issued, does not ensure that we will have meaningful protection from competition with regard to the underlying technology or product. Others can challenge any patent application that we may file or the validity and/or scope of any patent issued to us. The patents themselves may relate to inventions that are reasonably easy to design around, and other companies may invent comparable or superior technologies that do not rely on any of our patented technologies.

Patent law relating to the scope of claims in the biotechnology field is still evolving and, consequently, patent positions in our industry may not be as strong, or may be subject to greater risk of challenge, with more uncertainty as to the outcome of any such challenge, than would be the case in more established fields. Because patents are particularly important in the field of medical technology, other companies may have a greater incentive to challenge our patents or to assert that our technologies violate their proprietary rights than might otherwise be the case.

We are also subject to the risk of claims, whether meritorious or not, that our therapeutic vaccines or other potential products or processes use proprietary technology of others for which we do not have a valid license. There are patents owned by third-parties, and such a third-party could assert a claim that our therapeutic vaccines infringe a patent owned by that party. If a lawsuit making any such claims were brought against us, we would assert that the patent at issue is either invalid or not infringed. However, we may not be able to establish non-infringement, and we may not be able to establish invalidity through clear and convincing evidence sufficient to overcome the presumption that issued patents are valid. If we are found to infringe a valid patent, we could be required to seek a license or discontinue or delay commercialization of the affected products, and we could be required to pay substantial damages, which could materially harm our business.

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a disadvantage in defending our property rights. Even if we are able to defend our positions, the cost of doing so may adversely affect our profitability. We have not experienced significant patent litigation. However, this may reflect in part the fact that we have not yet commercialized any products. We may be subject to such litigation and may not be able to protect our intellectual property at a reasonable cost, if such litigation is initiated.

We may collaborate with a pharmaceutical or biotechnology company in the commercialization, marketing and distribution of Provenge in the United States, and may collaborate with other companies in the development and commercialization of our other potential products. In some cases, we may develop a product candidate in collaboration with other companies in order to share the development risk, to gain access to complementary technologies or facilities or for other reasons.

The existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge, could impede our ability to enter into such relationships on an advantageous basis or at all.

We also rely on unpatented technology, trade secrets and confidential information. Others may independently develop substantially equivalent information and techniques and may obtain patents covering our unpatented technology or trade secrets. Others may gain access to or disclose our technology, trade secrets and confidential information. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. Although we require those who work with us to execute confidentiality agreements, these agreements may not provide effective protection of our information.

The availability and amount of reimbursement for our potential products and the manner in which government and private payors may reimburse for our potential products is uncertain; we may face challenges from government or private payors that adversely affect reimbursement for our potential products.

We expect that many of the patients who seek treatment with our products, if those products are approved for marketing, will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations and interpretive rulings to newly approved products, especially novel products such as ours, is not certain, and those regulations and interpretive rulings are subject to change. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell our potential products will be adversely affected. Medicare regulations and interpretive rulings also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell our potential products, if approved.

Federal, state and foreign governments continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products may change or be adopted before any of our potential products are approved for marketing. Cost control initiatives could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes our products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Accordingly, these third-parties may ultimately not consider any or all of our products under development to be cost-effective, which could result in products not being covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products.

We may not realize all of the anticipated benefits of the acquisition of Corvas.

The success of our acquisition of Corvas will depend, in part, on our ability to realize the anticipated synergies, cost savings and other opportunities from integrating the business of Corvas with our business.

These opportunities include advancing product candidates through clinical trials, developing new product candidates from preclinical cancer programs and achieving cost savings to reduce our cash use. In December 2003, we announced the closure of the San Diego operations acquired through the acquisition of Corvas. The closure is intended to allow us to focus our resources on optimizing the value of key assets and to obtain future operating efficiencies. To efficiently manage the ongoing programs located in San Diego, we re-located essential activities to our headquarters in Seattle. This decision resulted in a reduction in workforce at the San Diego facility and certain non-recurring expenses in the fourth quarter of 2003 of $989,000 and in the first half of 2004 of $3.3 million.

Difficulties we may face in combining the Corvas operations with ours include retaining and/or recruiting employees with the scientific expertise necessary to continue Corvas’ preclinical programs, preserving collaborations and other important relationships, allocating resources to optimize the development of programs with the greatest potential value, and achieving anticipated operating efficiencies and cost savings, retaining and/or recruiting employees with the scientific expertise necessary to continue preclinical programs that were being pursued at the San Diego facility, preserving licensing, research and development, supply, collaboration and other important relationships and allocating the resources of the combined operation to optimize the development of programs with the greatest potential value.

It is possible that we will be unable to realize all of the benefits that we expect to result from the acquisition of Corvas and the combination of our operations in Seattle. Integration of operations may be difficult and may have unintended and undesirable consequences. We may not accomplish this integration as quickly or as smoothly or successfully as we would like. The diversion of management’s attention from our current operations to the integration effort and any difficulties in combining operations could prevent us from realizing the full benefits that we expect to result from the combination and could adversely affect our existing business.

The acquisition of Corvas also entails an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct pre-dating our acquisition of Corvas that were not known to us at the time of the acquisition.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. We have clinical trial insurance coverage, and we intend to obtain product liability insurance coverage in the future. However, this insurance coverage may not be adequate to cover claims against us or available to us at an acceptable cost, if at all. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our research and development activities will continue to involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. We generally contract with third-parties for the disposal of such substances, and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. In the event of an accident or contamination, we would likely incur significant costs associated with civil penalties or criminal fines, lawsuits from regulatory authorities and private parties, and in complying with environmental laws and regulations.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Some of our estimates are included in this report. We base our estimates on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we expect them to be, investors could be disappointed, and our stock price may fall.

We may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.

Our business may bring us into conflict with our licensees, licensors or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of our business. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business.

Market volatility may affect our stock price, and the value of your investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends on number of factors, including the following, many of which are beyond our control:

•	our historical and anticipated operating results, including fluctuations in our financial and operating results;

•	preclinical and clinical trial results;

•	market perception of the prospects for biotechnology companies as an industry sector;

•	general market and economic conditions;

•	changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses;

•	FDA review of our product development activities;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	developments concerning our key personnel and intellectual property rights;

•	announcements regarding significant collaborations or strategic alliances; and

•	publicity regarding actual or potential performance of products under development by us or our competitors.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock and affect the volume of trading in our stock. The high and low intraday prices per share of our common stock on the Nasdaq National Market were $10.50 and $1.26 respectively in 2002, $10.50 and $4.01 respectively in 2003, and $16.72 and $7.23 respectively in this year through September 30, 2004. The average daily trading volume of our common stock on the Nasdaq National Market was 132,760 shares in 2002, 669,347 shares in 2003, and 1,221,140 shares this year through September 30, 2004. During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in our charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third-party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. For example, our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock,” and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be harmed by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors. We have also implemented a stockholders’ rights plan, also called a poison pill, that would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third-party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock. Our board of directors adopted a Change of Control Executive Severance Plan providing severance benefits for participants in the event that their employment terminates involuntarily without cause or for good reason within twelve months after a change of control by us. This plan could affect the terms of a third-party acquisition.

We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

If registration rights that we have previously granted are exercised, then our stock price may be negatively affected.

We have granted registration rights in connection with the issuance of our securities to a number of our stockholders and warrant holders. In the aggregate, as of September 30, 2004, these registration rights covered approximately 8,931,218 shares of our common stock which were then outstanding and an additional 31,384 shares of our common stock which may become outstanding upon the exercise of warrants that were then outstanding. If these registration rights, or similar registration rights that may apply to securities we may issue in the future, are exercised by the holders, it could result in additional sales of our common stock in the market, which may have an adverse effect on our stock price. We currently have in effect a registration statement relating to 363,263 shares pursuant to which Artisan Equity, Ltd. may freely resell these shares into the public market at any time or from time to time.

Our issuance of shares pursuant to existing or future collaborations or other agreements or under this shelf registration statement will dilute the equity ownership of our existing stockholders.

Under our agreement with Genentech, if a specified milestone relating to trp-p8 is achieved, Genentech is obligated to purchase from us $2.5 million of our common stock at a price based on the average closing price of our stock over the 30 prior trading days.

An agreement between Abgenix, Inc. and Corvas provides that in the event the parties elect to expand the research program covered by that agreement, Abgenix would be obligated to purchase $5 million of Corvas common stock. In our acquisition of Corvas, our subsidiary, Dendreon San Diego LLC, succeeded to the rights and obligations of Corvas under this agreement. In the event that the parties elect to expand the research program, we anticipate that the equity investment by Abgenix would be made in exchange for shares of Dendreon common stock.

We are currently in discussions with potential collaborators with respect to our lead investigational product, Provenge. In connection with any such Provenge collaboration or any other collaboration that we may enter into in the future, we may issue additional shares of common stock or other equity securities, and the value of the securities issued may be substantial.

We may sell up to $44.3 million of additional shares of our common stock under this shelf registration statement. Future sales under this shelf registration statement will depend primarily on the market price of our common stock, the interest in our company by institutional investors and our cash needs. In addition, we may register additional shares with the SEC for sale in the future. Each of our issuances of common stock to investors under our registration statements or otherwise will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests and may reduce our stock price.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may become subject to contractual restrictions or prohibitions on the payment of dividends.

USE OF PROCEEDS

Except as otherwise described in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of our common stock pursuant to this prospectus and the prospectus supplement to fund clinical trials, research, preclinical development and commercialization activities for our therapeutic vaccine products, monoclonal antibodies and small molecule product, increase our antigen-presenting cell processing capacity, satisfy third party obligations, and for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire complementary technologies or products, although we currently have no agreements or commitments in this regard. We have not determined the amount of net proceeds from sales of our common stock pursuant to this prospectus and any prospectus supplement that we will use for each of these purposes.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We may not receive any proceeds from the sale of our common stock pursuant to this prospectus and an accompanying prospectus supplement to the extent that we issue shares in payment of indebtedness or other obligations or as consideration for services performed, tangible or intangible property or any other benefit provided to us, or agreements to provide us services, tangible or intangible property or any other benefit.

PLAN OF DISTRIBUTION

We may sell common stock pursuant to this prospectus and an accompanying prospectus supplement:

•	directly to purchasers;

•	to or through underwriters or dealers;

•	through agents; or

•	through a combination of such methods.

In the event that we offer the common stock directly to purchasers or to purchasers through agents, the shares sold may be sold at a single closing and at a single price or at multiple closings and at multiple prices. We expect that the price or prices for any shares sold in such circumstances will reflect our negotiations with prospective investors as part of a book-building process, the market price of our common stock, recent trends in the market price of our common stock, other factors considered material by the prospective investors, and, if applicable, consultation with any agent involved with the sale or sales.

Regardless of the method used to sell the common stock, we will provide this prospectus and an accompanying prospectus supplement that will disclose:

•	the identity of any underwriters, dealers or agents that purchase or participate in the sales of the common stock;

•	the material terms of the sale, including the number of shares sold, the purchase price for the shares, which may be at a discount from the last reported sale price of our common stock on the Nasdaq National Market prior to such sale, the proceeds we will receive and any over-allotment option that any underwriters for the shares may have;

•	the amount of any compensation, discounts, commissions or concessions to be received by or allowed or reallowed to the underwriters, dealers or agents;

•	the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

•	the nature of any transaction by any underwriter, dealer or agent during the offering that is intended to stabilize or maintain the market price of our common stock.

We may engage in “at the market” offerings of our common stock, which are offerings into an existing trading market, at other than a fixed price, on or through the facilities of a national securities exchange or to or through a market maker otherwise than on an exchange. Any “at the market” offering in which we engage must be made through one or more underwriters, who we will identify in a post-effective amendment to this registration statement, acting as principal or as agent for us.

In addition to selling common stock to purchasers for cash, we may sell common stock to purchasers in satisfaction of any indebtedness or any other obligations or in consideration for promissory notes, services performed, tangible or intangible property or any other benefit provided to us, or agreements to provide us services, tangible or intangible property or any other benefit, or any combination of the foregoing.

LEGAL MATTERS

Stoel Rives LLP, Seattle, Washington, will pass on the validity of the common stock being offered hereby.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference into this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements of Corvas International, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (including without limitation any such filings made between the date of filing of Post-Effective Amendment No. 1 and its effective date) until the offering is completed:

•	Our Form 10-K for the fiscal year ended December 31, 2003, which was filed on March 15, 2004, including information incorporated by reference in the Form 10-K from our definitive proxy statement for our 2004 annual meeting of stockholders, which was filed on April 29, 2004;

•	Our Form 10-Q for the quarter ended March 31, 2004, which was filed on May 10, 2004, and our Form 10-Q for the quarter ended June 30, 2004, which was filed on August 5, 2004;

•	Our Current Reports on Form 8-K which were filed on January 27, March 3, May 11, August 5 and October 8, 2004;

•	Our Current Report on Form 8-K which was filed on October 8, 2004, and exhibit 99.1 filed with such report;

•	Our Current Report on Form 8-K/A which was filed on September 16, 2003, and exhibits 99.1 and 99.2 filed with such report;

•	The description of our common stock set forth in our registration statement on Form 8-A, which was filed on May 22, 2000; and

•	The description of our Series A junior participating preferred stock, as set forth in our Form 8-K, which was filed on September 25, 2002.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Legal Department

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus and the accompanying prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.